Exhibit 99.4

Daryl R. Gaumer

P.O. Box 200914

Austin, Texas 78720

Phone: (512) 345-9491

Frank W. Cole

Energytec, Inc.

14785 Preston Road, Suite 550

Dallas, Texas 75254

Re: Big Energytec – Group One Properties (large)

Dear Mr. Cole:

As requested, the valuation of your various properties as of December 31, 2003 has been divided into two groups (large and small).

Group one properties include the Talco, Trix-Liz, Sulphur Bluff, Redwater and the Big Horn Fields. Big Horn is in Wyoming and others are in Texas. The valuation is an aggregate of the proved producing, proved non-producing, and proved un-developed (PUD) oil and gas reserves attributable to Energytec’s interest. The wells that might be placed back on production through renovation and the application of improved recovery techniques are contained in the proved non-producing category. The small amount of gas entrained in the oil is used for lease purposes. There is no excess gas to be sold except for those wells at Redwater.

The interests owned were accepted as presented., The product prices received in December were applied to the remaining reserves. The oil price varied from $21.92 to $30.13 per barrel. The gas price at Redwater was $2.70 per mcf. The prices for a barrel of oil and a mcf of gas for each property were held constant over life as was the operating costs. The product prices are adjusted to include condensate content in the gas or gas content in the oil as shown on the applicable Economic Report in the reserve report. This report was prepared using data provided by your office and applying methods generally accepted by the petroleum industry.

Energytec’s interest in the proved producing, proved non-producing, and PUD reserves is estimated to be 3,433,610 barrels of oil plus 7,285,761 mcf of gas valued at a future net revenue of $90,909,656 (before income taxes). When discounted at 10 percent over life, this amounts to $46,998,959.

Sincerely,

/s/ Daryl R. Gaumer

Daryl R. Gaumer, P.Eng.
December 10, 2004